SKEENA
GOLD + SILVER

Management Discussion and Analysis

YEAR ENDED DECEMBER 31, 2025

CAT

Exhibit 99.2

SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Introduction

The Management’s Discussion & Analysis (“MD&A”) has been prepared by management and reviewed and approved by the Board of Directors of Skeena Resources Limited (“Skeena”, “we”, “us”, “our” or the “Company”) on March 24, 2026. The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements and the related notes thereto for the three and twelve months ended December 31, 2025 and December 31, 2024. The information provided herein supplements but does not form part of the consolidated financial statements. This discussion covers the three and twelve months ended December 31, 2025 and the subsequent period up to March 24, 2026, the date of issue of this MD&A. Monetary amounts in the following discussion are in Canadian dollars, unless otherwise noted.

Additional information, including audited annual consolidated financial statements and more detail on specific mineral exploration properties discussed in this MD&A can be found on the Company’s System for Electronic Document Analysis and Retrieval (“SEDAR+”) profile at www.sedarplus.ca, the Company’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov. Information on risks associated with investing in the Company’s securities is contained in the most recently filed Annual Information Form.

The technical information presented herein has been reviewed by Adrian Newton, P.Geo, the Company’s Vice President, Exploration, and a qualified person as defined by National Instrument 43 - 101 - Standards of Disclosure for Mineral Projects (“NI 43 - 101”) (see “Responsibility for Technical Information” section below).

This MD&A contains forward looking information. Please read the forward looking statements on pages 4 and 5 carefully.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Forward Looking Statements

This MD&A contains certain forward-looking statements or forward-looking information within the meaning of applicable Canadian and US securities laws. All statements and information, other than statements of historical fact, included in or incorporated by reference into this MD&A are forward-looking statements and forward-looking information, including, without limitation, statements regarding activities, events or developments that we expect or anticipate may occur in the future. Such forward-looking statements and information can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “intends”, “proposes”, “progressing towards”, “in search of”, “complete”, “anticipates” or “does not anticipate”, “believes”, “often”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events, or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved” or similar words and expressions or the negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements and information are based will occur or, even if they do occur, will result in the performance, events or results expected.

The forward-looking statements and forward-looking information reflect the current beliefs of the Company and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to be materially different from those expressed in or implied by the forward-looking statements. The forward-looking information in this MD&A includes, without limitation, estimates, forecasts, plans, priorities, strategies and statements as to the Company’s current expectations and assumptions concerning, among other things, ability to access sufficient funds to carry on operations, the Company’s ability to buy back the gold stream in the future; amounts drawn and the timing of and completion of conditions precedent in respect of the senior secured loan, gold stream agreement, additional equity investment and the cost over-run facility, the availability of the senior secured loan as a source of future liquidity, financial and operational performance and prospects, ability to minimize negative environmental impacts of the Company’s operations, anticipated outcomes of lawsuits and other legal issues, permits and licenses, treatment under governmental regulatory regimes, stability of various governments including those who consider themselves self-governing, continuation of rights to explore and mine, collection of receivables, the success of exploration programs, the estimation of mineral resources, the ability to convert resources or mineral reserves, anticipated conclusions of economic assessments of projects, the suitability of our mineral projects to become open-pit mines, our ability to attract and retain skilled staff, expectations of market prices and costs, exploration, development and expansion plans and objectives, requirements for additional capital, the availability of financing, and the future development and costs and outcomes of the Company’s exploration projects. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

We caution readers of this MD&A not to place undue reliance on forward-looking statements and information contained herein, which are not a guarantee of performance, events or results and are subject to a number of risks, uncertainties and other factors that could cause actual performance, events or results to differ materially from those expressed or implied by such forward-looking statements and information. Such statements and information are based on numerous assumptions regarding, among other things, favourable equity markets, global financial condition, present and future business strategies and the environment in which the Company will operate in the future, including the price of commodities, anticipated costs, ability to achieve goals (including, without limitation, timing and amount of production), timing and availability of additional required financing on favourable terms, decision to implement (including the business strategy, timing and structure thereof), the ability to successfully complete proposed mergers and acquisitions and the expected results of such acquisitions on our operations, the ability to obtain or maintain permits, mineability and marketability, exchange and interest rate assumptions, including, without limitation, being approximately consistent with the assumptions in the FS (as defined herein) and DFS (as defined herein), the availability of certain consumables and services and the prices for power and other key supplies, including, without limitation, being approximately consistent with assumptions in the FS and upcoming DFS, labour and materials costs, including, without limitation, assumptions underlying Mineral Reserve (as defined herein) and Mineral Resource (as defined herein) estimates,

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

assumptions made in the feasibility economic assessment estimates, including, but not limited to, geological interpretation, grades, metal price assumptions, metallurgical and mining recovery rates, geotechnical and hydrogeological assumptions, capital and operating cost estimates, and general marketing, political, business and economic conditions, as applicable, results of exploration activities, ability to develop infrastructure, assumptions made in the interpretation of drill results, geology, grade and continuity of mineral deposits, expectations regarding access and demand for equipment, skilled labour and services needed for exploration and development of mineral properties, and that activities will not be adversely disrupted or impeded by exploration, development, operating, regulatory, political, community, economic and/or environmental risks. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors. These factors include: the ability to obtain permits or approvals required to conduct planned exploration, development, construction and operation; the results of exploration and development; inaccurate geological and engineering assumptions; unanticipated future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and unanticipated events related to health, safety and environmental matters); social unrest; failure of counterparties to perform their contractual obligations; changes in priorities, plans, strategies and prospects; general economic, industry, business and market conditions; disruptions or changes in the credit or securities markets; changes in law, regulation, or application and interpretation of the same; the ability to implement business plans and strategies, and to pursue business opportunities; rulings by courts or arbitrators, proceedings and investigations; inflationary pressures; the ability of the Company to integrate acquired properties into its current business; fluctuation In currency markets; tariffs; and various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects including those detailed from time to time in the Company’s reports and public filings with the Canadian and US securities administrators, filed on SEDAR+ and EDGAR.

This information speaks only as of the date of this MD&A. The Company undertakes no obligation to revise or update forward-looking information after the date of this document, nor to make revisions to reflect the occurrence of future unanticipated events, except as required under applicable securities laws or the policies of the Toronto Stock Exchange or the New York Stock Exchange.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The Company

The principal business of Skeena is the exploration and development of mineral properties in the Golden Triangle region of northwest British Columbia, Canada. The Company’s flagship property is the Eskay Creek Revitalization Project (“Eskay Creek” or “Eskay Creek Project”) which entered the development phase in December 2024.

The Company also owns several exploration stage mineral properties in the Golden Triangle and Liard Mining Division of British Columbia, including the past-producing Snip gold mine (“Snip”).

Figure 1: Property Locations – British Columbia’s Golden Triangle

The Company is a reporting issuer in all the provinces of Canada except Quebec, and trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), both under the symbol SKE, and on the German stock exchanges under the symbol RXF.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Exploration Properties

See “The Company” section above for discussion of the exploration properties held by the Company. The Company considers the Eskay Creek Project to be its primary project.

Eskay Creek Project, British Columbia, Canada

Geological background

The Eskay Creek volcanogenic massive sulphide (“VMS”) and epigenetic deposits were emplaced in a submarine bimodal volcanic environment which are believed to be constrained within a contemporaneous fault-bounded basin. The volcanic sequence consists of footwall rhyolite units overlain by younger basalt units. The contact mudstone terrigenous sediments were deposited at a time of depositional quiescence during an otherwise active period of volcanism. This mudstone (“Contact Mudstone”) is spatially and temporally related to the main mineralizing event at Eskay Creek. The two are separated by the Contact Mudstone which hosts most of the historically exploited mineralization at Eskay Creek.

The Company’s drilling in 2020 intercepted a compositionally similar mudstone unit (the Lower Mudstone) positioned approximately 100 metres (“m”) stratigraphically below the Contact Mudstone. The Lower Mudstone represents a similar period of volcanic quiescence during which clastic sedimentation dominated prior to the onset of bimodal volcanism that formed the Eskay Creek deposits. The presence of the Lower Mudstone demonstrates the stratigraphic cyclicity which is common to the group of VMS deposits worldwide, of which Eskay Creek is a member.

The bonanza precious metal Au-Ag grades and epigenetic suite of associated elements (Hg-Sb-As) occur predominantly within the Contact Mudstone but are not distributed uniformly throughout the unit. Rather, they are spatially associated with, and concentrated near interpreted hydrothermal vents fed from underlying syn-volcanic feeders. Company drilling campaigns, starting in 2019, have intercepted feeder-style, discordant mineralization in the footwall rhyolites.

Historically, the underlying rhyolite-hosted feeder style mineralization was minimally exploited due to its lower Au-Ag grades. It is noteworthy this rhyolite-hosted mineralization is not enriched in the Hg-Sb-As suite of elements and was often blended with mudstone-hosted zones to reduce smelter penalties for the on-site milled concentrates and direct shipping ore.

Mining history

The Eskay Creek property historically operated as a high-grade underground operation. Underground mining operations were conducted from 1995 to 2008. From 1995 to 1997, ore was direct-shipped after blending and primary crushing. From 1997 to closure in 2008, ore was milled on site to produce a shipping concentrate.

Eskay Creek’s historic production was 3.3 million ounces of gold and 162 million ounces of silver from 2.3 million tonnes (“Mt”) of ore. The property was regarded as having been the highest-grade gold operation in the world with an average grade of 45 grams per tonne (“g/t”) gold and over 2,000 g/t silver.

The historical production for Eskay Creek is summarized in Figure 2.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Figure 2: Eskay Creek Historical Production

Skeena history at Eskay Creek

In August 2018, Skeena commenced an initial surface drill program at Eskay Creek. This first phase of exploratory and definition drilling was focused on the historically unmined portions of the 21A, 21C and 22 Zones of mineralization.

These near-surface targets are located proximal to the historical mine footprint and held potential for expansion of mineralization which may be suitable for open-pit mining. The goal of the 2019 Phase I program was to increase drill density in select areas of mineralization to increase confidence in the resource and allow for future mine planning, collect fresh material for preliminary metallurgical testing and expand exploration into areas that had not previously been drill tested to delineate additional resources. The results of this drill program were incorporated into the results of an initial resource estimate for the Eskay deposit.

The Phase I infill and expansion drilling program at Eskay Creek successfully upgraded the Inferred Resources (as defined in NI 43-101) hosted in the various zones. During this program, two additional drill holes (SK--19--063 and SK--19--067) were extended below the Inferred Resources to test the exploration potential of a secondary and lesser-known mineralized mudstone horizon, termed the Lower Mudstone.

On November 7, 2019, the Company published a Preliminary Economic Assessment (“PEA”) prepared by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada) Inc. (“SRK”), and AGP Mining Consultants Inc. (“AGP”), for the Eskay Creek Project. On September 1, 2021, the Company advanced the PEA to a Prefeasibility Study for the Eskay Creek Project prepared by Ausenco, SRK, and AGP (the “PFS”).

On September 19, 2022, the Company published a Feasibility Study (“FS”) for the Eskay Creek Project, prepared by Ausenco (the “2022-FS”). A summary of the 2022-FS results was published in a news release on September 8, 2022.

On December 22, 2023, the Company published an Updated Feasibility Study for the Eskay Creek Project (the “2023-DFS” or “DFS”), prepared by Sedgman Canada Ltd. (“Sedgman”) and Global Resource Engineering (“GRE”).

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Hoodoo and KSP Properties

During 2024, Skeena finalized a large airborne magnetics survey and data compilation for the new 74,633 hectare Hoodoo Project which was staked in October 2023. The Hoodoo property is situated approximately 65 kilometers northwest of Eskay Creek. Remarkably, this ground was unclaimed mineral tenure with virtually no historical exploration despite possessing very high prospectivity for alkalic porphyry deposits. Alkalic gold-copper porphyry deposits in the Cordillera of British Columbia typically rank as the higher-grade end members examples of which are Galore Creek and New Afton. These specific deposits are attractive exploration targets based on their atypically high gold tenor. To further hone 2024 drill targeting, the Company performed a ZTEM airborne geophysical survey over the KSP property.

An accelerated exploration model was employed in H2 2024 that judiciously ranked and ultimately culminated in drilling targets on the KSP property. The successes of the 2023 field program in discovering new gold-copper mineralization and increasing the geological understanding of the KSP and Hoodoo properties warranted augmented exploration in these areas.

In H2 2024, the Company drilled a total of 22 surface-based drill holes totaling 9,182 metres on the KSP property. These holes were targeting Cu-Au porphyry mineralization. The drilling expanded known occurrences drilled by previous operators as well as testing new targets generated from the 2024 sampling program and ZTEM surveys.

Situated on the northwestern portion of the KSP Project and approximately 5 kilometers southeast of the Company’s Snip Gold Project, the Camp Porphyry area is host to a large, previously unexplored porphyry body. Drilling by the Company in 2024 intersected broad intervals of previously unrecognized Au-Cu porphyry mineralization featured by 381.47 metres averaging 0.71 gpt Au, 0.69 gpt Ag, 0.03 % Cu beginning at 50 metres below surface. This initial phase of widely spaced exploratory drilling has traced the new mineralization along a strike length of approximately 1,000 meters, with potential for further expansion through additional drilling.

Numerous Au-Cu intervals were intersected in discovery drill hole CP-24-004 on the western flank of the intrusion which is coincident with the margin of a very large and discrete ZTEM resistivity anomaly. The extensive distribution of Au-Cu mineralization begins at 50 metres below surface over a drilled length of 381.47 metres averaging 0.71 gpt Au, 0.69 gpt Ag, 0.03 % Cu with subintervals grading 0.50 gpt Au, 0.78 gpt Ag, 0.03 % Cu over 117.47 metres and 1.07 gpt Au, 0.68 gpt Ag, 0.03 % Cu over 139.00 metres. These intersections display classical porphyry system alteration assemblages and elevated Au-Cu tenor is associated with potassic (biotite) alteration signatures.

Depth limited, small scale drill programs investigating porphyry style Au-Cu mineralization in the Khyber Pass area have been performed by previous operators since 1985. Historical 2017 drill hole KBDDH17-097 ended in Au-Cu mineralization but averaged 0.63 gpt Au, 2.08 gpt Ag, 0.08 % Cu over 34.00 metres. In 2024, a re-evaluation of the historic core from the Khyber Pass area prompted a program of exploratory drilling to follow up on the historic drilling that may not have completely tested this prospective area.

Highlighted by 2024 drill hole KP-24-004, which averaged 0.72 gpt Au, 1.86 gpt Ag, 0.05 % Cu over 41.69 metres, drilling indicates that the Khyber Pass area may represent a higher-level expression of a larger porphyry system as evidenced by the volumetrically lower percentage of intrusive monzodiorites. The Khyber Pass mineralization is situated ~600 metres vertically above the Camp Porphyry and may represent a higher-level expression of the system.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Progress at Eskay Creek and Outlook

2025 Site Works

As noted above, the Company transitioned Eskay Creek from the exploration phase to the development phase in December 2024. During 2025 year to date, construction activities have continued at the Eskay Creek Project. These activities include:

●	Mobilization of large Skeena mining equipment to support larger-scale mining at the technical sample quarry
●	Continuance of technical sample quarry mining to produce construction rock
●	Continuance of haul road to TMSF to support future dam construction and sub-aqueous PAG deposition
●	Commencement of water management infrastructure including ponds and diversions, and the first stage of the water treatment plant
●	Completion of the concrete foundations, structural steel erection, and architectural cladding/roofing of the process plant building
●	Completion of all required bridge replacements on the mine access road
●	Commencement of substation construction at Volcano Creek and the 69 kV overhead powerline to site, including initial tie-ins to the BC Hydro grid
●	Commencement of construction of the permanent camp facility, including completion of mass earthworks

Construction activities planned for 2026 are as follows:

●	Continuance of technical sample quarry mining to produce construction rock
●	Continuance of haul road to TMSF to support future dam construction and sub-aqueous PAG deposition
●	Completion of the stage 1 TMSF dam to enable future tailings deposition
●	Continuance of water management infrastructure including ponds and diversions, and the first stage of the water treatment plant
●	Commencement through substantial completion of concrete, structural, mechanical, and piping installations in the processing facilities
●	Commencement of electrical and control system installations in the processing facilities
●	Commencement of mechanical completion testing in the processing facilities
●	Completion of construction of the Volcano Creek substation, 69 kV overhead power line to site, and Eskay Creek substation
●	Energization of processing facilities, water treatment plant, and other key facilities with permanent grid power
●	Completion of construction of the permanent camp

Engineering

Following completion of the DFS, engineering has advanced into the detailed engineering phase of the project. The equipment order process is well progressed, with all major orders placed and fabrication progressing and/or complete for many key packages, including SAG/ball mills, tertiary/regrind mills, conveyors, flotation cells, fabricated platework, coarse ore stockpile cover, structural steel, platework, piping, dewatering equipment, transformers, electrical rooms and most ancillary process

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

equipment. Certified vendor data is incorporated into the process plant design with detailed design on track to complete in April 2026.

Metallurgical Optimization & Simplified Flowsheet at Eskay Creek

Following Eskay Creek’s 2022-FS, and in preparation for the 2023-DFS, Skeena continued metallurgical test work using representative samples of Eskay Creek material. The focus of this work was to simplify the process flowsheet and improve the quality of the concentrate expected to be produced from the flotation plant. Metallurgical tests were conducted through 2023 in support of the DFS to optimize the flowsheet and to increase grades of payable metals in the concentrate.

As part of the DFS, metallurgical testing was conducted on composite samples that represented a range of 15-35% Mudstone with the balance as Rhyolite, matching the expected range of lithologies to be produced by the mine. This optimized metallurgical basis, including flowsheet and process design criteria, currently forms the basis of the process plant detailed design. Further metallurgical testwork will be conducted in 2026 to further inform production planning in the first years of production.

Optimization Studies

In late 2025, the Company commenced work on an updated NI 43-101 Technical Report for the Eskay Creek Project and the nearby Snip Project. The study is expected to evaluate the potential impact of higher gold and silver prices, improved open pit geotechnical parameters, and the inclusion of mineralized material from the Snip deposit in the mine plan. The primary objective of the study is to assess opportunities to improve the production profile beyond the first five years of operations and to extend the overall mine life. The Company currently expects to release the results of the study in late 2026.

Environmental, Social and Corporate  Governance

Environmental

Skeena is committed to minimizing any negative environmental impacts from its operations and identifying opportunities to improve upon the environmental impacts of historical operations. As a high-grade ore body with a small operational footprint coupled with connection to British Columbia’s low carbon electrical grid, Eskay Creek is expected to have much lower carbon emissions than comparable mines.

One of Skeena’s core values is to respect and protect the land for future generations. Skeena’s employees, contractors and leadership live these values while conducting Skeena’s operations. A key example of this commitment to Skeena’s core values was the donation of the Spectrum property to create the nature conservancy further described below in the section “Relations with Indigenous Communities.”

Permitting

The Eskay Creek mine went through two Environmental Assessment processes in its history. The proposed Eskay Creek Project is subject to a substituted process to obtain a new Environmental Assessment Certificate. On August 21, 2024, Skeena submitted its initial Environmental Assessment Certificate (EAC) Application for the 180-day Application Review phase. Skeena submitted the Revised Application on April 14, 2025, and it was accepted by the BC Environmental Assessment Office (EAO) and Tahltan Central Government (TCG) on May 30, 2025.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Following the EAO and TCG’s joint acceptance of the Revised Application, the 150-day Effects Assessment phase began during which time the EAO undertakes an assessment of the Project in accordance with the consent agreement between the Province of B.C. and TCG under the Declaration on the Rights of Indigenous Peoples Act. The B.C. ministers of Environment & Parks and Mining & Critical Minerals will make a decision for the provincial government on whether or not to issue an EAC for the Project to proceed. Under B.C.’s Environmental Assessment Act, they have up to 30 days. Approvals from TCG and the federal government are also required for the Project to proceed. TCG undertook its own effects assessment to support its decision on whether to consent to the Project.

During the first three months of 2026, all major provincial and federal permits, licenses, and authorizations for construction and operation of the Eskay Creek Revitalization Project were issued. Key provincial approvals include the Mines Act permit approving the mine plan and reclamation program and various discharge permits (Environmental Management Act). The Environmental Assessment Certificate M26-01 contains 38 binding conditions, which identify requirements for environmental, social, and Tahltan-specific management plans, consultation requirements related to management plans, and requirements for an Independent Environmental Monitor. The federal Decision Statement includes 7 binding conditions, which identify requirements to development follow-up programs, consultation requirements for development of follow-up programs, and specific mitigation measures. Skeena is addressing these conditions in accordance with the timelines specified by the Environmental Assessment Certificate and Decision Statement.

Social Community Relations

The Company has been working in the Tahltan Territory since 2014 and has developed a strong working relationship with the Tahltan Nation (“Tahltan”), which has a long-standing relationship with Eskay Creek. Previous operators maintained agreements with the Tahltan which included provisions for training, employment, and contracting opportunities. Skeena also maintains formal agreements with the TCG which guide communications, permitting, capacity and environmental practices for projects in Tahltan Territory.

Skeena has established an agreement with the Gitanyow Hereditary Chiefs for participation in the Wilp Sustainability Assessment process. A portion of the traffic required to support the Eskay Creek Project will pass through Gitanyow Territory and the Wilp Sustainability Assessment process is their process to assess the potential impacts of that traffic. The agreement lays out the process that will be followed and provides for capacity funding to support Gitanyow’s assessment.

Skeena has information sharing, confidentiality and capacity agreements in place with the Nisga’a Lisims Government. The Eskay Creek Project will make use of port facilities that are within Nisga’a Treaty area and will require certain information from Nisga’a to assess the potential impacts of port use on Nisga’a Treaty rights. The agreement provides for the information sharing and capacity to support activities required to complete a review and assessment of the Project’s potential impacts on Nisga’a Treaty rights.

Skeena also has in place a capacity agreement with Tsetsaut Skii km Lax Ha (“TSKLH”). The TSKLH are a participating First Nation in the environmental assessment process for the Eskay Creek Project and the capacity agreement funding provides support to review the Eskay Creek environmental assessment application.

Relations with Indigenous Communities

Skeena has established a vision for the Company that includes committing to reconciliation with First Nations peoples through responsible and sustainable mining development, and to deliver value and prosperity to shareholders, employees, First Nation partners and surrounding communities.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

One of Skeena’s core principles is to work closely with First Nations communities to achieve the responsible development of our projects, and to make a positive difference in the places we work. Skeena believes in building and sustaining mutually beneficial and supportive relationships with First Nations communities by creating a foundation of trust and respect, through open, honest and timely communication.

On April 8, 2021, Skeena announced that it had returned its mineral tenures on the Spectrum property, enabling the TCG, the Province of BC, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate in the creation of a nature conservancy, the Tenh Dẕetle Conservancy.

Further to this announcement, the Company announced that it had entered into an investment agreement with the TCG, pursuant to which the TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one Common Share of the Company upon the achievement of key company and permitting milestones, or over time, as set forth within the agreement, with all Rights vesting by the third anniversary of the agreement. The investment closed on April 16, 2021.

On July 19, 2021, two of the four milestones related to the previously announced Investment Rights Agreement with the TCG were met. As a result of achieving these milestones, 199,642 Rights were converted into 199,642 common shares of the Company. On January 17, 2023, TCG, the Government of BC, and Skeena signed a permitting Process Charter agreement for the Eskay Creek Project, triggering a third milestone achievement, resulting in the conversion of 119,785 Rights into 119,785 common shares of the Company. On April 16, 2024, the fourth and final milestone was met, resulting in the conversion of 79,858 Rights into 79,858 common shares of the Company.

The Eskay Creek site is also subject to assertions of traditional use by Tsetsaut Skii km Lax Ha (“TSKLH”). Skeena has engaged with TSKLH for information sharing about the Eskay Creek Project and contracting and business opportunities related to our current activities.

Highway access to the Eskay Creek site and to tidewater ports for future shipping crosses through the Nass Wildlife Area, lands which are subject to the terms of the Nisga’a Final Agreement. Skeena has engaged with the Nisga’a Lisims Government directly and through the environmental assessment process to address Nisga’a concerns through the collaborative development of a Nisga’a process which meets requirements under paragraphs 8(e) and 8(f) of Chapter 10 in the Nisga’a Treaty and aligns with requirements in the Process Order. The highway access also passes through the Traditional Territory of the Gitanyow Hereditary Chiefs. Skeena has engaged with the Hereditary Chiefs Office to explain the project plans and request feedback.

Governance

In support of the culture and goals of the Company, and to better communicate them as the Company grows, Skeena has established formal mission, vision, and values statements and has implemented a suite of comprehensive board level policies. A set of complementary operational level policies were developed for staff and contractors and have been implemented to support the board level policies.

As part of the focus on ever-improving corporate governance, the Company has also engaged independent corporate governance consultants to further assist with improving Skeena’s policies and procedures as needed.

Environmental, Social and Governance Reporting

The Company publishes an annual Sustainability Report on its website. The report provides Skeena shareholders and stakeholders with a comprehensive overview of the Company’s environmental, social and governance practices, commitments and performance for the year.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Recent Transactions

Transactions with TDG Gold Corp.

In February 2025, the Company sold one of its exploration properties, the Sofia Property, to TDG Gold Corp. (“TDG”) for 8,000,000 common shares of TDG, resulting in a gain of $3,216,000. The Company also acquired 15,000,000 common shares of TDG for $7,500,000.

On July 14, 2025, the Company acquired 6,666,667 common shares of TDG for $4,000,000.

Bought Deal Offerings

On February 26, 2025, the Company closed a bought deal offering, whereby gross proceeds of $39,984,000 were raised by the issuance of 2,230,000 flow-through common shares at a price of $17.93. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to December 31, 2025	Amount
Canadian Development Expenses	$39,984	Development Activities	$39,984

On February 26, 2025, the Company closed a bought deal offering, whereby gross proceeds of $48,363,000 were raised by the issuance of 3,290,000 common shares at a price of $14.70. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to December 31, 2025	Amount
General Working Capital	$48,363	General Working Capital	$48,363

On October 8, 2025, the Company closed a bought deal offering, whereby gross proceeds of $143,796,000 were raised by the issuance of 5,991,500 common shares at a price of $24.00. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to December 31, 2025	Amount
General Working Capital	$143,796	General Working Capital	$118,407

Financing Transactions

On June 24, 2024, the Company entered into binding commitments with Orion Resource Partners (“Orion”) with respect to a project financing package (“Project Financing Package”) for the development and construction of the Eskay Creek.

The total financing package of US$750 million is comprised of an equity investment, gold stream, senior secured term loan, and a cost over-run facility:

●	US$100 million equity investment priced at a meaningful premium to the Company’s five-day volume weighted average share price.
●	US$200 million gold stream with option to buy back up to 66.7% for the 12-month period after start of commercial production (the “Gold Stream”).

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

●	US$350 million of committed capital available from a senior secured term loan with 1% standby fee and no break fee (the “Senior Secured Term Loan”).
●	US$100 million cost over-run facility in the form of an additional gold stream subject to the same standby terms as the Senior Secured Term Loan.

Equity Investment

●	Orion committed to purchase US$100 million of Skeena’s common shares with US$75 million of the equity commitment priced and closing immediately. Orion’s remaining US$25 million commitment formally expired on December 31, 2024.
o	Orion was the back-end buyer of a C$100 million development flow-through private placement transaction in which Skeena issued 12,021,977 shares at a price of C$8.32 per share.
o	Orion also purchased 3,418,702 common shares priced at C$6.65 per share (C$22.75 million / US$16.6 million).
●	Orion has the right to participate in any future equity or equity-linked offerings by Skeena up to the level of its ownership at the time of the offering provided that Orion continues to own at least 5% of the basic shares outstanding of the Company.

Gold Stream

●	Deposit: Total deposit of US$200 million (the “Deposit”) in a series of five deposits on the following schedule:
o	US$5 million at the inception of the Gold Stream (received $6.8 million (US$5 million) on July 5, 2024);
o	US$45 million between January 1, 2025 and June 30, 2025 (received $64.8 million (US$45 million) on December 30, 2024);
o	US$50 million between April 1, 2025 and October 31, 2025 (received $68.2 million (US$50 million) on June 27, 2025);
o	US$50 million between July 1, 2025 and January 31, 2026 (received $69.0 million (US$50 million) on September 4, 2025); and
o	US$50 million between September 1, 2025 and March 31, 2026 (received $69.7 million (US$50 million) on September 29, 2025);
●	Area of interest: The area of interest for the Gold Stream is constrained to 500 meters around the existing Eskay mineral reserves and resources;
●	Deliveries: 10.55% of the payable gold production from Eskay (“Stream Percentage”) for the life of the mine, provided that the completion test (as defined in the agreement) is successfully achieved on or before September 30, 2027. If the completion test is not satisfied by September 30, 2027, Stream Percentage would increase to 10.70%, 10.85% and 11.00% if completion is achieved in the first, second or third calendar quarters following September 30, 2027, respectively, and to 11.40% for the remaining calendar quarters until satisfaction of the completion test;
●	Purchase price of each Eskay gold ounce sold and delivered: Until the Deposit has been reduced to $nil, the purchase price payable is (i) a cash payment of 10% of the gold market price on LBMA three days prior to delivery; and (ii) the difference between the gold market price and the cash payment received is credited to the Deposit. Once the Deposit has been reduced to $nil, the purchase price payable is a cash payment of 10% of the gold market price on LBMA three days prior to delivery;
●	Buy-down option: For a period of 12 months following the project completion date (as defined in the agreement), the Company may, at any time, reduce the Stream Percentage by 66.67% by repaying the proportional Deposit plus an imputed 18% internal rate of return (“IRR”);
●	Additional deposit: Following receipt of the full amount of the Deposit and the fourth advance of the Senior Secured Term Loan, the Company will have the option to draw an additional deposit amount of US$25 million to US$100 million, with Stream Percentage to increase pro-rata to additional deposit drawn. The additional deposit will be subject to an

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

availability fee equal to 1% per annum of any undrawn portion, payable quarterly, and a 2% fee payable at the time of payment of the additional deposit;
●	Term: 20 years (“Initial Term”), which will be extended for successive 10-year periods (“Additional Term”). If there have been no active mining operations on Eskay during the final 10 years of Initial Term or throughout such Additional Term, the gold stream agreement will terminate at the end of the Initial Term or such Additional Term;
●	Financial covenants:
o	Following a grace period after achieving the completion test and continuing until the Security Release Date[1], the Company shall maintain a debt service coverage ratio (as defined in the agreement) of no less than 1.25:1 for the six-month period ending on the last date of each quarter; and
o	Until the Security Release Date, following the full drawdown or cancellation of the commitments under the Senior Secured Term Loan and the additional deposit, the Company shall maintain at all times unrestricted cash and cash equivalents of at least $25 million;
●	Security: General security and share pledge agreements in favour of Orion from the Company.

The Gold Stream is accounted for as a derivative instrument measured at fair value through profit and loss. There was no initial fair value amount to record in the financial statements for the Gold Stream as at June 24, 2024 as it was determined that the terms of the contract at inception represented market rates. As there were no draws on the Gold Stream at June 30, 2024, no amounts related to the Gold Stream were recorded at that date.

Below is a reconciliation of the Gold Stream derivative liability for the year ended December 31, 2025:

Balance, December 31, 2023	$—
Fair value of derivative liability at inception	—
Proceeds from Gold Stream (US$50,000)	71,623
Change in fair value of derivative liability	(7,737)
Balance, December 31, 2024	63,886
Proceeds from Gold Stream (US$150,000)	206,876
Change in fair value of derivative liability	151,140
Balance, December 31, 2025	$421,902

Senior Secured Term Loan

●	Facility amount: US$350 million with a maturity date of September 30, 2031;
●	Prior to the first advance, the Company may cancel the facility without incurring any fees;
●	Availability period: Non-revolving multi-draw facility available after the US$200 million Deposit has been fully drawn. There are four advances of US$87.5 million available until December 31, 2026, limited to one advance per quarter;
●	Each advance is subject to a discount of 2% of the principal amount at the time of drawing;
●	Undrawn amounts are subject to an availability fee of 1% per annum, payable in cash on each calendar quarter date;
●	Coupon: 3-month term Secured Overnight Financing Rate plus a margin of 7.75%;
●	Repayment:
o	Equal quarterly principal repayments shall begin on December 31, 2027 and on each quarter thereafter until September 30, 2031;
o	Interest is not required to be paid until the project completion date (as defined in the agreement) and instead will be accrued quarterly as part of the principal amount of the Senior Secured Term Loan;

1 The Security Release Date is the later of: (a) Orion yielding an imputed 13% IRR on the Deposit; and (b) the earlier of the date on which (i) the Senior Secured Term Loan is repaid in full or (ii) Orion is no longer the lender under the Senior Secured Term Loan.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

o	Should Skeena dispose of certain assets or receive liquidated damages relating to Eskay, any such aggregate net proceeds over $25 million per year shall be delivered to Orion and applied as a prepayment to the principal and accrued interest of the Senior Secured Term Loan;
o	The Company may elect to voluntarily prepay the Senior Secured Term Loan without premium or penalty provided such prepayment is in the minimum amount of $1 million and integral multiples of $100,000 thereafter;
●	Financial covenant: Following the first repayment date, the Company shall maintain a debt service coverage ratio (as defined in the agreement) of no less than 1.25:1 for the six-month period ending on the last date of each quarter; and
●	Security: Guarantee of obligations as well as general security, share pledge and blocked account agreements in favour of Orion from the Company.

Management determined that the Senior Secured Term Loan is a loan commitment until such time as the Company draws upon the facility, at which point it will be accounted for at amortized cost. At December 31, 2025, and the date of the MD&A, no amounts have been drawn on the Senior Secured Term Loan.

Other Capital Transactions

During the year ended December 31, 2025, the Company granted 1,178,908 stock options with exercise prices between $14.65 and $32.69 per common share, 386,600 RSUs and 1,200,000 PSUs to various officers, employees and consultants of the Company, vesting upon achievement of certain construction milestones, or over various periods up to 3 years from the date of grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company. The Company also granted 67,590 DSUs to various directors, of which 24,702 DSUs were issued in settlement of accrued directors’ fees.

On January 1, 2026, the Company granted 458,232 stock options, 40,107 RSUs, 79,507 PSUs and 23,005 DSUs to various directors, officers, employees and consultants of the Company. One third of the stock options, RSUs and PSUs vest on October 1, 2026, July 1, 2027 and April 1, 2028. Certain stock options and PSUs are subject to accelerated vesting upon achievement of Company milestones. The Company also granted 10,000 stock options to an employee of the Company, with one third of the stock options vesting at each anniversary of the grant date. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $32.60 per common share.

The weighted average share price at the date of exercise of the stock options was $20.12 during the year ended December 31, 2025 (2024 – $10.37).

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Discussion of Operations

The following information has been obtained from the Company’s consolidated financial statements for the years ended December 31, 2025 and 2024. This summary should be read in conjunction with the consolidated financial statements and accompanying notes, which are available on the Company’s profile on SEDAR+.

	For the year ended
	December 31,
	2025	2024
General and administration expenses
Administrative compensation	$8,676	$5,892
Communications	2,383	1,579
Community relations	4,883	—
Depreciation	821	859
Office, insurance and general	3,805	3,938
Professional fees and consulting	5,464	7,515
Share-based payments	23,896	8,799
	49,928	28,582

Accretion of provision for closure and reclamation	581	201
Change in fair value of convertible debenture	—	3,153
Change in fair value of derivative liability	151,140	(7,737)
Exploration and evaluation	6,736	146,922
Flow-through share premium recovery	(12,911)	(17,429)
Foreign exchange loss (gain)	70	(532)
Gain on sale of exploration and evaluation interests	(3,216)	—
Interest and finance fee expense	2,735	1,569
Interest income	(3,065)	(3,694)
Loss (gain) on marketable securities	(13,637)	567
Other	1,018	337
Loss before income tax	179,379	151,939
Deferred tax expense	3,462	—
Loss and comprehensive loss for the year	$182,841	$151,939

Loss per share – basic and diluted	$(1.59)	$(1.53)

Weighted average number of common shares outstanding – basic and diluted	115,218,502	99,128,496

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Loss of $182,841,000 during the year ended December 31, 2025 (“12M25”) was higher than the loss during the year ended December 31, 2024 (“12M24”) of $151,939,000.

The primary driver for the increase in the loss during 12M25 compared to 12M24 was the loss recognized on the revaluation of the derivative liability of $151,140,000 (12M24 – gain of $7,737,000) which is estimated using a Monte-Carlo simulation and revalued at each reporting period. The change in the derivative liability was primarily driven by the increase in the gold forward curve during 12M25 compared to 12M24.

Attributable to the increase for the loss during 12M25 was share-based payments of $23,896,000 (12M24 - $8,799,000) which largely relates to the PSUs and RSUs granted in the year. Other factors contributing to the increase in the loss include community relations of $4,883,000 (12M24 - $nil) relating to costs incurred working with indigenous groups, their related communities and other local communities on initiatives outside of permitting activities and administrative compensation of $8,676,000 (12M24 - $5,892,000) due to increase in administrative staff to support growing operations at Eskay Creek during 12M25.

The loss during 12M25 was offset by the decrease in exploration and evaluation expenditure to $6,736,000 (12M24 - $146,922,000) as the Company transitioned into the development phase at the end of December 2024, whereby costs related to Eskay Creek Project are now being capitalized as mineral property, plant and equipment rather than expensed as exploration and evaluation costs.

The loss was partially offset by gains recognized during 12M25, including $13,637,000 (12M24 - loss of $567,000) from the revaluation of marketable securities, driven by an increase in the fair value of the Company’s holdings of TDG shares, and a gain of $3,216,000 (12M24 – $nil) recognized on the sale of the Sofia property to TDG.

See “Summary of Quarterly Results” section below for discussion of variances between the three months ended December 31, 2025 and 2024.

Summary of Quarterly Results

The following tables report selected financial information of the Company for the past eight quarters.

Quarter ended	31-Dec-25	30-Sep-25	30-Jun-25	31-Mar-25
Revenue (1)	$—	$—	$—	$—
Loss for the quarter	$(71,763)	$(36,797)	$(36,033)	$(38,248)
Loss per share	$(0.60)	$(0.32)	$(0.31)	$(0.36)

Quarter ended	31-Dec-24	30-Sep-24	30-Jun-24	31-Mar-24
Revenue (1)	$—	$—	$—	$—
Loss for the quarter	$(4,649)	$(84,887)	$(34,985)	$(27,418)
Loss per share	$(0.04)	$(0.80)	$(0.38)	$(0.30)

(1)	being a development stage company, there have been no revenues from operations

Loss of $71,763,000 during the three months ended December 31, 2025 (“Q425”) was higher than the loss during the three months ended December 31, 2024 (“Q424”) of $4,649,000. The primary driver for the increase in the loss during Q425 compared to Q424 was due to the significant loss recognized on revaluation of the derivative liability during Q425 of $42,196,000 (Q424 – gain of $46,918,000), which was mainly driven by the increase in gold price and change in gold implied volatility during Q425.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Other factors contributing to the increase in loss during Q425 compared to Q424 included the loss on marketable securities of $15,130,000 (Q424 – $318,000) due to the decrease in the fair value of the Company’s holdings of TDG shares during Q425, as well as the decrease in flow-through share premium recovery of $nil (Q424 – $5,002,000) due to the fulfillment of flow-through commitments based on the eligible expenditures, primarily related to the Canadian Development Expense (“CDE”).

The increase in the loss during Q425 was partially offset by a significant decrease in exploration and evaluation to $1,018,000 (Q424 – $47,634,000), as the Company transitioned into the development phase at the end of December 2024, whereby costs related to Eskay Creek Project are now being capitalized as mineral property, plant and equipment rather than expensed as exploration and evaluation costs.

Cash flows

For The Year Ended December 31, 2025

The Company’s operating activities consumed net cash of $57,289,000 during 12M25 (12M24 – $127,900,000). The decrease in cash used in operating activities during 12M25 compared to 12M24 was primarily due significantly higher amounts spent on exploration and evaluation expenditures during 12M24 as a result of the Company’s transition to the development phase at the end of December 2024.

The Company’s investing activities consumed net cash of $333,360,000 during 12M25 (12M24 – $23,830,000). The significant increase during 12M25 compared to 12M24 was due to Company’s transition to the development phase at the end of December 2024 and the substantial activity increase at the Eskay Creek Project during 12M25, including acquiring various equipment and advancing construction activities noted in the “2025 Site Works” section above. Additionally, $11,500,000 (12M24 – $nil) was used during 12M25 to acquire common shares of TDG.

During 12M25, the Company’s financing activities provided net cash of $415,581,000 (12M24 – $156,771,000). The increase in cash provided by financing activities during 12M25 compared to 12M24 was primarily due to proceeds from the gold stream of $206,876,000 (12M24 – $71,623,000) and proceeds from the bought deal financing transactions of $232,143,000 during 12M25 (12M24 – proceeds from private placements of $122,750,000). The Company also had higher proceeds from option exercises amounting to proceeds of $9,637,000 during 12M25 (12M24 – $2,883,000) as a result of the higher share price during 12M25 compared to 12M24. The overall increase during 12M25 compared to 12M24 was also attributed to the $25,928,000 on repayment of the unsecured convertible debenture with Franco-Nevada Corporation during 12M24, whereas there were no such transactions during 12M25.

Liquidity and Capital Resources

The Company has relied primarily on share issuances and proceeds from the Gold Stream to fund its operational activities and other business objectives. As at December 31, 2025, the Company had cash and cash equivalents of $121,889,000.

As long as the Company meets the conditions precedent to the Senior Secured Term Loan, the Company anticipates that proceeds from the Project Financing Package will be sufficient to fund its capital requirements up to the commencement of commercial production at Eskay, which Management currently expects will be in 2027. Should the Company not be able to draw from these facilities, or in the event these facilities are insufficient to complete construction and commissioning of the mine, the Company will need to secure additional financing. In the longer term, the Company’s ability to continue as going concern is dependent upon successful execution of its business plan, including bringing the Eskay Creek Project to profitable operation.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Critical Accounting Estimates

Certain accounting estimates have been identified as being critical to the presentation of the Company’s financial condition and results of operations as they require management to make subjective and/or complex judgments about matters that are inherently uncertain, or there is reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. The Company’s significant accounting estimates and judgments are disclosed in Note 2 of the audited consolidated financial statements for the year ended December 31, 2025.

New Standards and Interpretations

New standards and interpretations not yet adopted in 2025

IFRS 18: Presentation and Disclosure of Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), to improve reporting of financial performance. IFRS 18 will replace IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 introduces specific structure for the income statement by requiring income and expenses to be presented into three defined categories of operating, investing, and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation, which apply to the primary financial statements and notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income (loss) and how these items are classified.

The standard is applicable for annual reporting periods beginning on or after January 1, 2027, with retrospective application required. The Company is currently evaluating the impact of the adoption of the standard.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, deposits, accounts payable, derivative liability and other liabilities.

For financial assets and financial liabilities at amortized cost, the fair value at initial recognition is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The fair value of the Company’s cash and cash equivalents, receivables, deposits, accounts payable and other liabilities approximate their carrying amounts due to the short-term maturities of these instruments and/or the rate of interest being received or charged.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Valuation techniques using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data.

The carrying value of the Company’s marketable securities is based on the quoted market price of the shares in the publicly traded company to which the investment relates (Level 1).

The fair value of the Gold Stream derivative liability relates to the gold stream entered into with Orion is based on a number of factors, including the timing of receipt of the US$200 million facility, the assumption that the US$100 million cost over-run facility will not be utilized, the Company’s forecasts of the Eskay Creek completion date and gold production schedule, gold prices including their volatility, and the anticipated credit spreads of the Company and Orion (Level 3). The fair value of the Gold Stream derivative liability is calculated using a Monte-Carlo simulation as the value of the Gold Stream is linked to the gold price and the Company has an option to reduce the gold stream percentage. The following assumptions were utilized:

	December 31,	December 31,
	2025	2024
Gold spot price (USD per ounce)	$4,308	$2,611
Gold price implied volatility[1]	21.03%	15.17%
Credit spread of the Company	15.94%	16.42%
Credit spread of Orion[2]	N/A	0.53%

(1)	Estimate based on a Chicago Mercantile Exchange (CME) gold traded option with the closest maturity to the Gold Stream.
(2)

As it is a private investment entity, Orion’s credit spread is estimated based on the average option-adjusted spreads of selected constituents from the ICE BoA US Finance and Investment index with the term to maturity matching the future drawdown dates of the Gold Stream on each of the calculation dates. As of December 31, 2025, the US$200,000,000 facility has been fully drawn.

There were no changes to the levels of fair value hierarchy for financial instruments measured at fair value during the year ended December 31, 2025.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and cash equivalents, receivables and deposits totaling $129,340,000 (December 31, 2024 – $102,069,000). The Company limits its exposure to credit risk by dealing with high credit quality counterparties. The Company’s cash and cash equivalents are primarily held at large credit worthy Canadian financial institutions. The Company’s deposits are primarily held by large and reputable vendors.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, currency risk and other price risk.

●	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk with respect to interest earned on cash and cash equivalents. Based on the balances of cash and cash equivalents at December 31, 2025, a 1% increase (decrease) in interest rates at December 31, 2025 would have decreased (increased) net loss before tax by $1,205,000. Once draws are made on the Senior Secured Term Loan facility, the Company will be exposed to interest rate risk on

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

loan obligations that bear interest at a floating rate. The Company is also exposed to credit spread risk on the Gold Stream derivative liability, being the risk that the fair value of the financial instrument will fluctuate because of changes in the Company’s credit spread. An increase of 100 basis points in credit spread at December 31, 2025 would have decreased net loss before tax by $13,381,000. Conversely, a decrease of 100 basis points would have increased net loss before tax by $14,030,000. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

●	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the Canadian dollar. The carrying amounts of financial assets and liabilities denominated in currencies other than the Canadian dollar are subject to fluctuations in the underlying foreign currency exchange rates and gains and losses on such items are included as a component of net loss for the period. At December 31, 2025, the Company has US$3,541,000 of cash and cash equivalents, US$431,000 in accounts payable and US$308,072,000 in derivative liability. Once draws are made on the Senior Secured Term Loan facility, the Company will be exposed to foreign exchange risk with respect to foreign denominated loan obligations. The Company is exposed to foreign exchange risk on the Gold Stream derivative liability. Based on balances of these instruments and commitments at December 31, 2025, a 1% increase (decrease) in foreign exchange rates at December 31, 2025 would have decreased (increased) net loss before tax by $4,177,000. The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

●	Other price risk

Other price risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because of changes in market prices, other than interest rate risk or currency risk. At December 31, 2025, the Company held investments in marketable securities which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. A 10% decrease in the share price of the Company’s marketable securities at December 31, 2025 would have resulted in a $2,967,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities. The Company is also exposed to gold price risk on the Gold Stream derivative liability, being the risk that the fair value of future cash flows of the financial instrument will fluctuate because of changes in market gold prices. A 5% increase in the forward gold price curve at December 31, 2025 would have increased net loss before tax by $11,343,000. Conversely, a 5% decrease would have decreased net loss before tax by $11,431,000. The Company does not use derivative instruments to reduce its exposure to gold price risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Sarbanes-Oxley Act, Applicable Securities Laws, and Stock Exchange Rules

We document and test our internal control procedures over financial reporting to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

with IFRS. SOX requires management to conduct an annual assessment of our internal control over financial reporting and, as of December 31, 2025, our external auditors to conduct an independent assessment of the effectiveness of our internal control over financial reporting as at the end of our fiscal year.

Our internal control over financial reporting may not be adequate, or we may not be able to maintain such control as required by SOX. We also may not be able to maintain effective internal control over financial reporting on an ongoing basis, including if standards are modified, supplemented or amended from time to time.

If we do not maintain adequate or effective internal control over financial reporting, or satisfy applicable SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of the Company.

We are subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, Canadian Securities Administrators, the NYSE, the TSX and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by governments, making compliance more difficult and uncertain.

Related Party Transactions

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the years ended December 31, 2025 and 2024 is as follows:

In $000s	2025	2024
Director remuneration	$486	$382
Officer & key management remuneration[1]	$6,040	$4,206
Share-based payments	$19,611	$9,128

(1)	Remuneration consists exclusively of salaries and bonuses for officers and key management. These costs are components of administrative compensation, consulting and exploration and evaluation expense categories in the consolidated statement of loss and comprehensive loss.

Share-based payment expenses to related parties recorded in exploration and evaluation expense and general and administrative expense during the years ended December 31, 2025 and 2024 are as follows:

In $000s	2025	2024
Exploration and evaluation expense	$—	$907
General and administrative expense	$19,611	$8,221

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at December 31, 2025 is $3,881,000 (2024 – $2,106,000) which is owed to key management personnel in relation to key management compensation noted above.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to (i) ensure that information required to be disclosed by the Company in reports that it files or submits is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) provide reasonable assurance that material information is gathered and reported to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow for timely decisions about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2025, as defined in the rules of the SEC and Canadian Securities Administrators. Based on this evaluation, management concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal Control Over Financial Reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term as defined in Rule 13a-15(f) of the United States Exchange Act of 1934, as amended, and NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Management uses the Committee of Sponsoring Organizations of the Treadway Commission framework on Internal Control – Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2025.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial reporting and disclosure.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.

Changes in Internal Control Over Financial Reporting

There were no changes to the Company’s internal controls over financial reporting during the quarter and for the year ended December 31, 2025 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitations of Controls and Procedures

The CEO and CFO, in consultation with management, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Risk Factors

A detailed description of the risk factors associated with the Company and its business is contained in the Company’s Annual Information Form for the most recent year ended December 31, 2025 which can be found on SEDAR+ and EDGAR.

Mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them and retains experienced consultants to assist in its risk management and to make timely adequate decisions.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

Environmental laws and regulations could also impact the viability of a project. The Company believes it has complied in all material respects with these regulations, but there can be changes in legislation outside the Company’s control that could also add a risk factor to a project. Finally, operating in a specific country has legal, political and currency risks that must be carefully considered to ensure their level is commensurate to the Company’s assessment of the project.

Even though the Company secured the Project Financing Package in June 2024, there is no assurance that the proceeds from the financing will be sufficient to bring the Eskay Creek Project into commercial production or that conditions precedent to the remaining drawdowns of funds will be satisfied. A lack of further financing could result in delay or permanent postponement of the construction and commissioning of the Eskay Creek Project.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Development and Operational Risk

Mining development projects and mining operations generally involve a high degree of risk which could adversely impact our success and financial performance. Development projects typically require significant expenditures before production is possible. Actual capital or operating costs may be materially different from estimated capital or operating costs.

Development projects can also experience unexpected delays and problems during permitting, construction and development, during mine start-up or during production. The construction and development of a mining project is also subject to many other risks, including, without limitation, risks relating to:

●	Ability to comply with any conditions imposed by regulatory approvals or permits and maintain such approvals and permits;
●	Cost overruns due to, among other things, delays, changes to inputs or changes to engineering;
●	Delays in construction and development of required infrastructure and variations from estimated or forecasted construction schedule;
●	Technical complications, including adverse geotechnical conditions and other impediments to construction and development;
●	Accuracy of Reserve and Resource estimates;
●	Accuracy of engineering and changes in scope;
●	Accuracy of estimated metallurgical recoveries;
●	Accuracy of estimated plant throughput;
●	Accuracy of the estimated capital required to build and operate the project;
●	Adverse regulatory developments, including the imposition of new regulations;
●	Fluctuation in prevailing prices for gold, silver and other metals, which may affect the profitability of the project;
●	Community action or other disruptive activities by stakeholders;
●	Adequacy and availability of a skilled workforce;
●	Difficulties in procuring or a failure to procure required supplies and resources to develop, construct and operate a mine;
●	Availability, supply and cost of power;
●	Weather or severe climate impacts;
●	Litigation;
●	Dependence on third parties for services and utilities;
●	The interpretation of geological data obtained from drill holes and other sampling techniques;
●	Government regulations, including regulations relating to prices, taxes and royalties; and
●	A failure to develop or manage a project in accordance with expectations or to properly manage the transition to an operating mine.

Our operations are also subject to all of the hazards and risks normally encountered in the exploration and development of mineral projects and properties, including unusual and unexpected geologic formations, seismic activity, rock slides, ground instabilities or failures, mechanical failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of facilities, damage to life or property, environmental damage and possible legal liability.

Most of the above factors are beyond the control of the Company. The exact effect of these factors cannot be accurately predicted, but any one of these factors or a combination thereof may have an adverse effect on the Company’s business.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

We are subject to the continued listing criteria of the TSX and the NYSE and our failure to satisfy these criteria may result in delisting of our common shares.

Our common shares are currently listed on the TSX and the NYSE. In order to maintain the listing, we must maintain certain financial and share distribution targets, including maintaining a minimum number of public shareholders, and, in the case of the NYSE, a minimum share price. In addition to objective standards, the TSX or the NYSE may delist the securities of any issuer if, in its opinion: the issuer’s financial condition and/or operating results appear unsatisfactory; if the Company fails to accurately report financial performance on a timely basis; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the TSX or the NYSE inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the listing requirements of TSX or the NYSE; or if any other event occurs or any condition exists which makes continued listing on the TSX or the NYSE, in the opinion of the TSX or the NYSE, inadvisable.

If the TSX or the NYSE delists our common shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the common shares, reduced liquidity, decreased analyst coverage of the Company, and an inability for us to obtain additional financing to fund our operations.

Economic and Other Risks

Certain global developments have resulted in additional risk factors that have the potential to introduce uncertainty in the Company’s future operations, particularly during the construction phase of the Eskay Creek Project, namely:

●	Changes in general economic conditions, the financial markets, tariffs, inflation and interest rates and the demand and market price for our costs, such as labour, steel, concrete, diesel fuel, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar.
●	Uncertainties resulting from the proposed tariffs by the United States, various international conflicts and the accompanying international response, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment, and execution timelines for project development. To date, the Company’s operations have not been materially negatively affected by the ongoing conflicts, but should these conflicts go on for an extended period of time, or should other geopolitical disputes and conflicts emerge in other regions, these could result in material adverse effects to the Company.

Acquisition, Business Arrangements and Transaction Risk

The Company may seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into the Company. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation.

There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain required regulatory and exchange approvals. Any issues that the Company encounters in connection with an acquisition, business arrangement or transaction could have an adverse effect on its business, results of operations and financial position.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

No History of Dividends

The Company has not, since the date of its incorporation, declared or paid any cash dividends on its common shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on the earnings, if any, and the Company’s financial condition and such other factors as the Board of Directors considers appropriate.

Responsibility for Technical Information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Adrian Newton, P. Geo, the Company’s Vice President, Exploration, and a “Qualified Person” as defined in NI 43-101. Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures by the Company and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (“QA-QC”) program designed to follow industry best practice.

Off Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

The mineral reserves and mineral resources included or incorporated by reference in this MD&A have been estimated in accordance with NI 43-101 as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”).

The U.S. Securities and Exchange Commission (the “SEC”) has mineral property disclosure rules in Regulation S-K Subpart 1300 applicable to issuers with a class of securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”), which rules were updated effective February 25, 2019 (the “SEC Mineral Property Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Skeena is not required to provide disclosure on its mineral properties under the SEC Mineral Property Rules or their predecessor rules under SEC Industry Guide 7 because it is a “foreign private issuer” under the Exchange Act and is entitled to file reports with the SEC under a multijurisdictional disclosure system (“MJDS”). The SEC Mineral Property Rules include terms describing mineral reserves and mineral resources that are substantially similar, but not always identical, to the corresponding terms under the CIM Definition Standards. The SEC Mineral Property Rules allow estimates of “measured”, “indicated” and “inferred” mineral resources. The SEC Mineral Property Rules’ definitions of “proven mineral reserve” and “probable mineral reserve” are substantially similar to the corresponding CIM Definition Standards.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Investors are cautioned that, while these terms are substantially similar to definitions in the CIM Definition Standards, differences exist between the definitions under the SEC Mineral Property Rules and the corresponding definitions in the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Skeena may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Skeena prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Mineral Property Rules.

In addition, investors are cautioned not to assume that any part or all of the mineral resources constitute or will be converted into reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports in this MD&A are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimate of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101. For these reasons, the mineral reserve and mineral resource estimates and related information in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Contingencies

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. While outcomes of these matters are uncertain, based on the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period when such changes occur.

Contractual Obligations

At December 31, 2025, the Company had the following contractual obligations outstanding:

In $000s	Less than 1 year	1-5 years	Greater than 5 years	Total
Accounts payable	$37,376	$—	$—	$37,376
Reclamation and mine closure	72	419	85,711	86,202
Leases	21,517	107,887	12,514	141,918
Other liabilities	2,013	5,080	—	7,093
Contractual commitments[1]	83,716	8,202	—	91,918
Total	$144,694	$121,588	$98,225	$364,507

(1)	Certain contractual commitments may contain cancellation clauses. However, the Company discloses its commitments based on management’s intent to fulfill the contracts.

The Company’s gold production from the Eskay Creek Project is subject to the terms of the Gold Stream.

Subsequent to December 31, 2025, the Company entered into a series of agreements related to building and operating the Eskay Project. The significant additional cash commitments under these agreements are expected to be approximately $43 million in 2026, $24 million in 2027 and $30 million after 2027.

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Outstanding Share Data

The following section updates the Outstanding Share Data provided in the consolidated financial statements for year ended December 31, 2025 to the date of the MD&A:

Common shares
Common shares outstanding at December 31, 2025	121,300,287
Common shares issued	440,008
Common shares outstanding at the date of the MD&A	121,740,295

Stock options
Stock options outstanding at December 31, 2025	6,801,927
Stock options granted	468,232
Stock options exercised	(388,527)
Stock options cancelled	(54,150)
Stock options outstanding at the date of the MD&A	6,827,482

RSUs
RSUs outstanding at December 31, 2025	738,171
RSUs granted	40,107
RSUs vested	(47,992)
RSUs cancelled	(4,500)
RSUs outstanding at the date of the MD&A	725,786

PSUs
PSUs outstanding at December 31, 2025	1,711,396
PSUs granted	1,029,507
PSUs vested	(29,182)
PSUs outstanding at the date of the MD&A	2,711,721

DSUs
DSUs outstanding at December 31, 2025	317,827
DSUs granted	23,005
DSUs outstanding at the date of the MD&A	340,832

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SKEENA RESOURCES LIMITED Management Discussion and Analysis For the year ended December 31, 2025 (Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Other Information

Directors:
Walter Coles, Jr. (Chair)	Executive Chairman
Craig Parry[2]	Lead Independent Director
Randy Reichert	President & Chief Executive Officer
Suki Gill[1,2]	Independent Director
Greg Beard[1,3]	Independent Director
Nathalie Sajous[3]	Independent Director
Hansjoerg Plaggemars[1]	Independent Director

Board Committees:

1.	Audit Committee
2.	Compensation Committee
3.	Nominating & Corporate Governance Committee
Officers:
Walter Coles, Jr.	Executive Chairman
Randy Reichert	President & Chief Executive Officer
Andrew MacRitchie	Chief Financial Officer
Robert Kiesman	Corporate Secretary

Corporate Head Office	Investor Relations
2600 – 1133 Melville Street	Galina Meleger, Vice President, Investor Relations
Vancouver, BC	Phone: +1-604-684-8725
V6E 4E5 Canada	Email: info@skeenaresources.com
https://skeenagoldsilver.com/

Auditors	Solicitors
KPMG LLP	McCarthy Tétrault LLP
777 Dunsmuir Street	2400 - 745 Thurlow Street
Vancouver, BC	Vancouver, BC
V7Y 1K3 Canada	V6E 0C5 Canada

Registrar and Transfer Agent

Computershare Trust Company of Canada

510 Burrard Street

3rd Floor

Vancouver, BC

V6C 3B9 Canada

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